December 11, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-8561

Re:	Radiant Logistics, Inc.
Registration Statement on Form S-1
Filed October 30, 2013
File No. 333-191974

Ladies and Gentlemen:

Radiant Logistics, Inc., a Delaware corporation (“Radiant Logistics”), hereby requests acceleration of the Registration Statement on Form S-1, as amended (File No. 333-191974), to 5:00 p.m., Eastern Daylight Time, on December 12, 2013, or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Radiant Logistics hereby confirms that it is aware of its obligations under the Act. In addition, Radiant Logistics acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, they do not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Radiant Logistics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Radiant Logistics may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (425) 462-1094 as soon as the Registration Statement on Form S-1, as amended, has been declared effective or if you have any other questions or concerns regarding this matter.

405 114th Avenue SE — Bellevue, WA 98004 — (t) 425.962.1094 — (f) 425.462.0768

www.radiantdelivers.com

Very truly yours,

Radiant Logistics, Inc.

By:	/s/ Robert L. Hines, Jr.
Robert L. Hines, Jr.
Senior Vice President & General Counsel

405 114th Avenue SE — Bellevue, WA 98004 — (t) 425.962.1094 — (f) 425.462.0768

www.radiantdelivers.com